KRAMER LEVIN NAFTALIS & FRANKEL LLP

April 15, 2008

S. ELLIOTT COHAN COUNSEL Tel (212) 715-9512 Fax (212) 715-8116 ecohan@kramerlevin.com

Via EDGAR

Mark Cowan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products

Re:	Victory Variable Insurance Funds - PEA No. 14 (333-62051)

Dear Mr. Cowan:

On behalf of our client, The Victory Variable Insurance Funds (“Registrant”), I am responding to your e-mail dated March 27, 2008 wherein you provided comments on Registrant’s post-effective amendment filed on February 15, 2008.  In your e-mail, you commented that because Registrant’s Diversified Stock Fund (the “Fund”) had portfolio turnover rates in excess of 100% for at least two of the past five years, Registrant should disclose that the Fund may engage in active and frequent trading and explain the consequences.  You indicated that the disclosure was required by Instruction 7 of Item 4 of Form N-1A.  As I indicated to you in a telephone conversation on April 8, 2008, Registrant is inclined not to make the suggested disclosure.

Registrant does not believe that its level of portfolio trading requires additional disclosure of consequences to the shareholder.  You can be assured that Registrant will review the Fund’s trading strategy and, should it be determined that active trading will be a significant factor in the Fund’s investment program, it will make the necessary disclosure to keep investors informed.

Registrant has authorized me to advise you that it acknowledges its responsibilities for the accuracy and adequacy of the disclosure in its filings with the Securities and Exchange Commission (“SEC”); that SEC staff comments, or changes to disclosure in response to staff comments in filings reviewed by the staff, do not foreclose the SEC from taking any action with respect to the filing; and that it may not assert SEC staff comments or its disclosure changes in response to staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States

Should you have any question, please call me at 212-715-9512.

Sincerely,

/s/ S. Elliott Cohan
S. Elliott Cohan

cc:           David C. Brown
Christopher K. Dyer
Jay G. Baris
Eric W. Pinciss

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